September 15, 2014

Via EDGAR

Michelle Roberts
Senior Attorney
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington D.C. 20549

RE:    Principal Life Insurance Company Separate Account B
Principal Pivot Series Variable Annuity SM
Post-Effective Amendment on Form N-4 number 190
File Numbers 333-197214, 811-02091

Dear Ms. Roberts:

This letter responds, on behalf of Principal Life Insurance Company Separate Account B (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by letter dated August 15, 2014, with respect to the Initial Registration Statement, which was filed on July 2, 2014, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission.

GENERAL COMMENTS

General Comment 1. Please confirm in correspondence to the staff that all missing information and required exhibits will be included in a subsequent pre-effective amendment filing for this registration statement.

Response: Registrant confirms that documentation omitted from the initial filing will be included in a subsequent pre-effective amendment filing for this registration statement.

General Comment 2. You disclose that deferred income transfers are maintained in the Company’s General Account and are guaranteed solely by the claims paying ability of the Company. Please clarify in correspondence whether there are any type of guarantees or support agreements with third parties to support any of the Company’s other guarantees under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

Response: There are not any guarantees or support agreements with third parties to support any of the Company’s other guarantees under the Contract. Company will be solely responsible for payment of Contract benefits.

COMMENTS ON THE PROSPECTUS

Comment 1. Summary of Expense Information

(a) In footnote 1 to the Optional Riders Table, please disclose which riders are mutually exclusive.

Response: Registrant has made the requested revision.

(b) Please reverse the order of the Examples so that Example 2 is designated as Example 1. In addition, please revise the introduction to each Example to prominently disclose that Example 2 (redesignated as Example 1) shows the most expensive way to purchase the Contract if you surrender during the 7 year surrender charge period and that Example 1 (redesignated as Example 2) illustrates the most expensive way to purchase the Contract if you do not surrender during the 7 year period.

Response: Registrant has made the requested revisions.

Comment 2. Summary/Investment Limitations

Is there a minimum number of investment options that you will offer under the Contract? If so, please indicate here and in the section that discusses “Allocation of Premium Payments.”

Response: There is not a minimum number of investment options.

COMMENT 3. Summary/Purpose of the Offer

Please define the term “Free Surrender Amount” here or in the Glossary.

RESPONSE: Registrant has made the requested revision by defining the term in the Glossary.

COMMENT 4. Summary/Charges and Deductions

Please add “[c]urrently” before the third and fourth bullets.

RESPONSE: Registrant has made the requested revisions.

COMMENT 5. Summary/Deferred Income Rider

Please bold “you should consider your liquidity needs because deferred income transfers cannot be surrendered.” Also consider revising this sentence to draw the distinction between cancellation and surrender. For example, the sentence could be modified to read: “you should consider your liquidity needs because while deferred income transfers can be cancelled within 10 days after you receive confirmation of the deferred income transfer, transferred amounts will not be part of surrender proceeds.”

RESPONSE: Registrant has made the requested revisions.

COMMENT 6. Exchange Credit

Please bold the first sentence of the first “Note” under this section.

RESPONSE: Registrant has made the requested revision.

COMMENT 7. Unscheduled Transfers

In the second bullet under this heading, you disclose that you “reserve the right to impose a fee of the lesser of $30 or 2% of the amount transferred on each unscheduled transfer.” This appears to conflict with the information that you have in the Fee Table. Please reconcile this disclosure with the Fee Table.

RESPONSE: Registrant has made the requested revision.

COMMENT 8. Total Surrender with Deferred Income Rider

You make reference to “collateral assignees.” Please explain and/or define this term in the disclosure.

RESPONSE: Registrant has made the requested revision.

COMMENT 9. Unscheduled Partial Surrenders

In the second to last bullet under this heading, please clarify the disclosure as to the consequences if a contract owner submits a partial surrender request that would result in less than $5,000 of accumulated value remaining.

RESPONSE: Registrant has made the requested revision.

COMMENT 10. Income Start Date Change

Please disclose in the text what you mean by “actuarially equivalent basis” and “data page.”

RESPONSE: Registrant has made the requested revision. The “data page” term is defined in the Glossary.

COMMENT 11. Deferred Income Payments

Please disclose in the text that the amount of deferred income payments will not be known before the receipt of the confirmation with respect to a deferred income transfer.

RESPONSE: Registrant has made the requested revision.

COMMENT 12. Payment of Death Benefit

You disclose that “[i]f more than one beneficiary is named, each beneficiary’s portion of the Contract death benefit remains invested in the divisions until the valuation period during which we receive the required documents for that beneficiary.” What would comprise the required documents for a beneficiary? Would a document submitted by one beneficiary obviate the need for another beneficiary to provide it (e.g., death certificate)?

RESPONSE: Registrant has clarified the disclosure to address the issues raised in this Comment.

COMMENT 13. Deferred Income Payment Options/Single Life Income

Please bold the last sentence in this paragraph and add “when the annuitant dies” at the end of the sentence. This is consistent with the disclosure on page 32.

RESPONSE: Registrant has made the requested revisions.

COMMENT 14. Optional Cost of Living Adjustment Features

(a) With respect to this section, if applicable, please disclose that there are no charges imposed in connection with these features. If such charges apply, please add them to the fee table.

RESPONSE: Registrant has revised the provision to disclose that there are no charges for these features.

(b) Please bold the following sentence: “The election of either of these features will result in a lower deferred income payment in the early years that deferred income payments are made than if you had not elected the feature.”

RESPONSE: Registrant has made the requested revision.

COMMENT 15. Optional Cost of Living Adjustment Features/Optional CPI-U Based Adjustment

Please bold: “If the originally published CPI-U value for any month is later revised, we will not recalculate the value.”

RESPONSE: Registrant has made the requested revision.

COMMENT 16. Death Occurs Prior to the Income Start Date

Please revise the second sentence so that it begins: “If the spouse continues the Contract, the rider also ….”

RESPONSE: Registrant has made the requested revision.

COMMENT 17. Change of Owner or Annuitant

(a) Will you be notifying the new owner if benefits under certain riders have been affected by the change in ownership? If so, please disclose that fact, as well as the method of notification, in the text.

RESPONSE: The prospectus and the underlying annuity contract provide information on how the benefits are affected. No further notification is provided.

(b) You state that you reserve the right to require that the Contract be sent to you so that you can record the change. Please address in the text how you would address lost or otherwise unavailable Contracts.

RESPONSE: Registrant has deleted the provision referenced in this Comment.

COMMENT 18. Deletion or Substitution of Separate Accounts

Please disclose whether there is a minimum number of investment divisions you are offering the contract owner under the Contract. See also Comment 2.

RESPONSE: There is not a minimum number of investment options.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

COMMENT 19. Please include disclosure to the following effect in the SAI:

At the time the contract owner submits a deferred income transfer request, the Company will inform the contract owner of the following:

(a)	That amounts used to purchase deferred income payments are not liquid.

(b)	That payments made pursuant to the Deferred Income Rider are subject to the claims paying ability of the Company.

(c)
The deferred income payment amount that the contract owner receives from the Company may be higher or lower than the amount the contract owner might receive if he or she purchased a similar product offered by the Company or by another company. When making a deferred income transfer, the contract owner should consider, in consultation with his or her financial adviser, payment amounts for similar products, as well as the owner’s future income needs, tax situation, contract terms, and the claims paying ability of the insurance company.

(d)
The deferred income payment amount is based on various factors disclosed in your prospectus. The confirmation the Company will send the contract owner with respect to the transfer will provide him or her with the deferred income payment amount for the amount transferred.

In addition, please disclose that upon completion of the transfer, contract owners will receive a confirmation that will inform them of the following:

(a)	The amount of the deferred income payment purchased.

(b)	The lack of liquidity of amounts transferred to the Deferred Income Rider.

(c)	A notice that the contract owner has the ability to consider other products and cancel within a specific period of time.

(d)	Any compensation paid to the broker/dealer or any other person as a result of the deferred income transfer.

RESPONSE: Registrant has not made any revisions based on this comment as Registrant is not aware of any statutory or regulatory requirement that such information be included in the Statement of Additional Information. Registrant further states that the contract owners are notified of most, if not all, of the above information through various documents, including the prospectus, marketing materials, and confirmation statements.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all comments and questions regarding this filing to the undersigned.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant
711 High Street
Des Moines, IA 50392-0300
(515) 362-2384
Hodgson.Doug@principal.com